EXHIBIT 8.1

The following chart sets forth the organization of Teléfonica CTC Chile's subsidiaries and affiliates, all of which are Chilean corporations, except for TBS Celular Participaçoes S.A., which is a Brazilian corporation. Percentage ownership information is as of December 31, 2004.

(1)	The remaining interest in these companies is also indirectly held by Telefónica CTC Chile.

(2)	Telefónica CTC Chile holds 28.84% of Atento Chile S.A. through the additional participation of its subsidiaries; Telefónica Mundo S.A. and Telefónica Empresas.

(3)	Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. changed its name to Telefónica Mundo.